January 3, 2006

                            Symbol: OTCBB– SCNWF

FOR IMMEDIATE RELEASE

Stream Communications – Update from Operations

New Construction

Stream has completed the first phase of its green-field deployment project in Katowice, southern Poland.  The new installation of equipment brings two-way network services to an additional 1,000 homes passed and provides services to 900 CATV subscribers and 150 Internet subscribers.  Stream has signed agreements with co-op housing management and the total investment project will cover more than 5,000 homes passed with the balance of wiring installations to be completed in 2006.   This project will be financed through debt financing.

Customer Care

A new customer care center was opened on December 14, 2005 for the entire network region of Selisia.  Stream’s new center will cover some 15,000 homes passed, servicing 12,000 RGUs.  With the opening of the new customer care center Stream will be closing five other small local offices to maximize efficiencies.  This will significantly improve the quality of customer service and reduces operating expenses.

About Stream

Stream is a broadband cable company and offers Cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest Cable TV operator in Poland.  Stream’s focus is on the densely populated markets of Southern Poland.

Mike Young, Investor Relations

Tel. 604-669-2826  toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.